UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 16)*

BGC Group, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

088929104

(CUSIP Number)

Stephen M. Merkel, Esq.

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications)

June 30, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 088929104	Page 2 of 13

1	Name of reporting persons Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 93,340,477 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 93,340,477 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 93,340,477 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.3%
14	Type of reporting person (see instructions) PN

CUSIP No. 088929104	Page 3 of 13

1	Name of reporting persons CF Group Management, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization New York

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 96,313,001 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 96,313,001 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 96,313,001 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.8%
14	Type of reporting person (see instructions) CO

CUSIP No. 088929104	Page 4 of 13

1	Name of reporting persons Howard W. Lutnick
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 25,413,146 shares of Class A Common Stock
	8	Shared voting power 102,427,714 shares of Class A Common Stock
	9	Sole dispositive power 25,413,146 shares of Class A Common Stock
	10	Shared dispositive power 102,427,714 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 127,840,860 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 25.6%
14	Type of reporting person (see instructions) IN

CUSIP No. 088929104	Page 5 of 13

This Amendment No. 16 (this “Amendment”) amends the Schedule 13D, dated April 1, 2008 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated December 1, 2008 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated January 30, 2009 (“Amendment No. 3”), Amendment No. 4 to the Original 13D, dated May 7, 2009 (“Amendment No. 4”), Amendment No. 5 to the Original 13D, dated August 3, 2009 (“Amendment No. 5”), Amendment No. 6 to the Original 13D, dated November 3, 2009 (“Amendment No. 6”), Amendment No. 7 to the Original 13D, dated April 1, 2010 (“Amendment No. 7”), Amendment No. 8 to the Original 13D, dated February 17, 2011 (“Amendment No. 8”), Amendment No. 9 to the Original 13D, dated January 16, 2013 (“Amendment No. 9”), Amendment No. 10 to the Original 13D, dated July 2, 2015 (“Amendment No. 10”), Amendment No. 11 to the Original 13D, dated December 23, 2016 (“Amendment No. 11”), Amendment No. 12 to the Original 13D, dated May 25, 2018 (“Amendment No. 12”), Amendment No. 13 to the Original 13D, dated November 23, 2018 (“Amendment No. 13”), Amendment No. 14 to the Original 13D, dated November 16, 2022 (“Amendment No. 14”), and Amendment No. 15 to the Original 13D, dated May 26, 2023 (“Amendment No. 15”), filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”). Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, or Amendment No. 15, as the case may be.

Unless otherwise noted, the terms “Class A Common Stock” and “Class B Common Stock” refer to the Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, respectively, of BGC Group, Inc., a Delaware corporation (“BGC Group”), and the term “Common Stock” refers to the Class A Common Stock and the Class B Common Stock, collectively.

Item 1.	SECURITY AND ISSUER.

Item 1 is hereby amended and restated in its entirety as follows:

This statement relates to the shares of Class A common stock, par value $0.01 per share, of BGC Group. The principal executive offices of BGC Group are located at 499 Park Avenue, New York, New York 10022. BGC Group is a global financial brokerage and technology company servicing the global financial markets. As a result of the Corporate Conversion (defined below), BGC Group became the new public holding company for, and the successor issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to, BGC Partners, Inc., a Delaware corporation (“BGC Partners”).

Corporate Conversion

On July 1, 2023, BGC Group, BGC Partners, and BGC Holdings, L.P., a Delaware limited partnership (“BGC Holdings”), completed the previously announced corporate conversion (the “Corporate Conversion”) pursuant to that certain Corporate Conversion Agreement, dated as of November 15, 2022 and amended on March 29, 2023 (the “Corporate Conversion Agreement”), by and among BGC Group, BGC Partners, BGC Holdings, and certain other entities party thereto. As a result of the completion of a series of mergers and related transactions, BGC Partners became a wholly owned subsidiary of BGC Group. Shares of BGC Group’s Class A Common Stock began trading on the Nasdaq Global Select Market under the ticker symbol “BGC” at market open on July 3, 2023.

As previously reported, as a result of the Corporate Conversion:

•

each share of Class A common stock of BGC Partners, par value $0.01 per share (“BGC Partners Class A Common Stock”), and each share of Class B common stock of BGC Partners, par value $0.01 per share (“BGC Partners Class B Common Stock”), outstanding as of immediately prior to the Corporate Conversion was converted into one share of Class A Common Stock and one share of Class B Common Stock, respectively;

•

each exchangeable unit of BGC Holdings that was held by CFLP (“CFLP Units”) outstanding as of immediately prior to the Corporate Conversion was converted into one share of Class B Common Stock; provided, that a portion of the shares of Class B Common Stock issued to CFLP will exchange into Class A Common Stock in the event that BGC Group does not issue at least $75,000,000 in Common Stock in connection with certain acquisition transactions prior to the seventh anniversary of the closing of the Corporate Conversion;

CUSIP No. 088929104	Page 6 of 13

•	each exchangeable unit of BGC Holdings not held by CFLP outstanding as of immediately prior to the Corporate Conversion was converted into one share of Class A Common Stock; and

•

each non-exchangeable unit of BGC Holdings outstanding as of immediately prior to the Corporate Conversion was converted into equity awards denominated in cash, restricted stock and/or restricted stock units of BGC Group, each as further set forth in the Corporate Conversion Agreement.

The board of directors of BGC Group (the “Board”) remains the same as the board of directors of BGC Partners before the Corporation Conversion Transactions, with the exception of Mr. Martin Laguerre, who joined the board of directors of BGC Partners in January 2023 but departed the board of BGC Partners immediately prior to the closing of the Corporate Conversion and will not serve on the Board, and Mr. William D. Addas, who was appointed to the Board on July 1, 2023 after the closing of the Corporate Conversion. Each of the members of the Board will serve for a term to expire at the 2023 Annual Meeting of Stockholders of BGC Group, or until their respective successor is duly elected and qualified.

The rights of holders of shares of Class A Common Stock and Class B Common Stock are substantially identical, except that holders of Class B Common Stock are entitled to 10 votes per share, while holders of Class A Common Stock are entitled to one vote per share, on all matters to be voted on by stockholders in general. As described below, under BGC Group’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), Class B Common Stock can only be issued to or held by (1) BGC Partners, (2) CFLP, (3) any entity controlled by BGC Partners, CFLP or Mr. Lutnick and (4) Mr. Lutnick, his spouse, his estate, any of his descendants, any of his relatives, or any trust established for his benefit or for the benefit of his spouse, any of his descendants or any of his relatives (the foregoing persons described in clauses (1), (2), (3) and (4), the “Qualified Class B Holders”), and if transferred to a recipient who is not a Qualified Class B Holder, will automatically convert into an equivalent number of shares of Class A Common Stock. As of July 10, 2023, the outstanding shares of Common Stock had aggregate voting power equal to 1,484,921,317 votes, while the shares of Class A Common Stock and Class B Common Stock that Mr. Lutnick has sole voting and dispositive power over represented 7.2% of the total voting power of the outstanding Common Stock, and the shares of Class A Common Stock and Class B Common Stock that Mr. Lutnick has shared voting and dispositive power over represented 67.7% of the total voting power of the outstanding Common Stock, for aggregate voting power of 74.9% of the total voting power of the outstanding Common Stock. As of July 10, 2023, Mr. Lutnick had direct pecuniary interests, as defined in Rule 16a-1(a)(2) under the Exchange Act, in 5,033,338 shares and 8,973,721 shares of Class A Common Stock and Class B Common Stock, respectively, and indirect pecuniary interests, as defined in Rule 16a-1(a)(2) under the Exchange Act, in 13,356,924 shares and 100,285,202 shares of Class A Common Stock and Class B Common Stock, respectively. Mr. Lutnick files reports pursuant to Section 16 of the Exchange Act from time to time which describe his direct and indirect pecuniary interests, as defined in Rule 16a-1(a)(2) under the Exchange Act, in BGC Group securities in greater detail.

Unlike BGC Partners’ Restated Certificate of Incorporation that was in effect prior to the Corporate Conversion, BGC Group’s Certificate of Incorporation provides that, unless the Board otherwise determines, the sole and exclusive forum for certain actions, including derivative actions and certain actions against BGC Group’s current or former officers, directors, employees or agents, shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware). This provision may have the effect of discouraging lawsuits against BGC Group’s directors and officers, and thus may impede the acquisition of control of BGC Group.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4, which is incorporated by reference herein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by updating previously reported information with respect to the following items, and with the information under Item 1, which is incorporated by reference herein. All of the information set forth below has been previously reported in the public filings of BGC Partners, BGC Group and/or in Section 16(a) reports of the relevant persons, in each case unless otherwise indicated or not applicable.

CUSIP No. 088929104	Page 7 of 13

CFLP’s Purchases of Exchangeable Limited Partnership Interests from BGC Holdings

As previously reported, pursuant to the Second Amended and Restated Agreement of Limited Partnership of BGC Holdings as it was in effect prior to the Corporate Conversion, CFLP had the right to purchase CFLP Units from BGC Holdings upon redemption of non-exchangeable founding/working partner units of BGC Holdings (“FPUs”) redeemed by BGC Holdings upon termination or bankruptcy of the founding/working partner. In addition, where either current, terminating, or terminated partners were permitted by BGC Partners to exchange any portion of their FPUs and CFLP consented to such exchangeability, BGC Partners would offer to CFLP the opportunity for CFLP to purchase the same number of CFLP Units at the price that CFLP would have paid for the FPUs had BGC Partners redeemed them.

Also as previously reported, on April 16, 2023, CFLP purchased an aggregate of 619,532 CFLP Units from BGC Holdings pursuant to the rights described above. Between that date and June 30, 2023, BGC Holdings accrued the right to redeem or exchange an aggregate of 143,885 FPUs. On June 30, 2023, CFLP purchased from BGC Holdings an aggregate of 143,885 CFLP Units for aggregate consideration of $285,421 as a result of the redemption of such 143,885 FPUs. In connection with the Corporate Conversion, on June 30, 2023, CFLP purchased from BGC Holdings an aggregate of 5,605,547 CFLP Units for aggregate consideration of $10,029,063 as a result of the redemption and exchange of the remaining 5,605,547 FPUs outstanding at that time.

As described above, each CFLP Unit was converted into one share of Class B Common Stock in the Corporate Conversion; however, a portion of the shares of Class B Common Stock issued to CFLP will exchange into Class A Common Stock in the event that BGC Group does not issue at least $75,000,000 in Common Stock in connection with certain acquisition transactions prior to the seventh anniversary of the closing of the Corporate Conversion.

Exchange Agreement

On June 5, 2015, BGC Partners entered into an agreement with CFLP (the “Exchange Agreement”) providing CFLP, CFGM and other CFLP affiliates entitled to hold BGC Partners Class B Common Stock with the right to exchange from time to time, on a one-to-one basis, subject to adjustment, up to an aggregate of 34,649,693 shares of BGC Partners Class A Common Stock then owned or subsequently acquired by such CFLP entities for up to an aggregate of 34,649,693 shares of BGC Partners Class B Common Stock (which was the amount of authorized but unissued shares of BGC Partners Class B Common Stock at the time the Exchange Agreement was entered into). The Exchange Agreement terminated based on its terms as a result of the Corporate Conversion.

Distribution Rights Shares

On July 2, 2023, CFLP authorized the distribution of an aggregate of 15,756,625 shares of Class B Common Stock held by it (the “July 2023 distribution shares”) in satisfaction of its remaining deferred share distribution obligations pursuant to distribution rights provided to certain current and former partners of CFLP on April 1, 2008, receipt of which had been deferred by those partners entitled to receive such shares (the “April 2008 distribution rights shares”), and on February 14, 2012, in connection with CFLP’s payment of previous quarterly partnership distributions, receipt of which had been deferred by those partners entitled to receive such shares (the “February 2012 distribution rights shares”). 13,999,105 of the July 2023 distribution shares were distributed to satisfy April 2008 distribution rights shares and 1,757,520 of the July 2023 distribution shares were distributed to satisfy February 2012 distribution rights shares. 15,350,824 of the July 2023 distribution shares will remain Class B Common Stock in the hands of the recipient, and 405,801 of such shares will convert into an equivalent number of shares of Class A Common Stock in the hands of the recipient pursuant to the terms of the Certificate of Incorporation.

Mr. Lutnick received an aggregate of 15,308,777 July 2023 distribution shares, directly or through entities that he has sole or shared control over, including CFGM, KBCR Management Partners, LLC (“KBCR”), for which Mr. Lutnick is the managing member, LFA LLC (“LFA”), for which Mr. Lutnick is the managing member, and a trust for the benefit of descendants of Mr. Lutnick and his immediate family, of which Mr. Lutnick’s spouse, Ms. Allison Lutnick, is one of two trustees and Mr. Lutnick has limited powers to remove and replace such trustees (the “Trust”). Mr. Lutnick received 8,973,721 July 2023 distribution shares directly; KBCR received 2,335,967 July 2023 distribution shares; CFGM received 2,210,872 July 2023 distribution shares; the Trust received 1,610,182 July 2023 distribution shares; and LFA received 178,035 July 2023 distribution shares, including 26,052 shares, 146,983 shares and 5,000 shares representing the proportional interests of Ms. Allison Lutnick, Ms. Edith Lutnick, and Mr. Rick Lambert, respectively, in the shares distributed to LFA. The July 2023 distribution shares will remain shares of Class B Common Stock in the hands of Mr. Lutnick, CFGM, KBCR, LFA, Ms. Edith Lutnick and Ms. Allison Lutnick, subject to the proviso that a portion of such shares of Class B Common Stock will exchange into Class A Common Stock if BGC Group does not issue at least $75,000,000 in Common Stock in connection with certain acquisition transactions prior to the seventh anniversary of the closing of the Corporate Conversion. The July 2023 distribution shares received for Mr. Lambert’s proportional interest in LFA were converted into Class A Common Stock.

Prior to July 2, 2023, CFLP had distributed to its current and former partners an aggregate of 20,850,346 shares of BGC Partners Class A Common Stock, consisting of 19,372,639 shares to satisfy April 2008 distribution rights shares and 1,477,707 shares to satisfy February 2012 distribution rights shares.

CUSIP No. 088929104	Page 8 of 13

Accordingly, upon distribution of the July 2023 distribution shares, CFLP will have satisfied all obligations to deliver shares of Common Stock to satisfy the April 2008 distribution rights shares and February 2012 distribution rights shares.

Amended, Restated and Consolidated Registration Rights Agreement

In connection with the closing of the Corporate Conversion, BGC Group and CFLP entered into an Amended, Restated and Consolidated Registration Rights Agreement, dated as of July 1, 2023 (the “Amended, Restated and Consolidated Registration Rights Agreement”), to consolidate and restate the registration rights enjoyed by CFLP pursuant to the registration rights agreements it entered into with BGC Partners’ predecessors in 1999 and 2008. Pursuant to the Amended, Restated and Consolidated Registration Rights Agreement, among other things, BGC Group will be obligated to file registration statements to register the resale of Common Stock issued to CFLP, its affiliates, Qualified Class B Holders, and their transferees who agree to be bound by the terms of the agreement (collectively, the “holders”), up to four times as requested by the holders. The Amended, Restated and Consolidated Registration Rights Agreement also provides unlimited “piggy-back” registration rights. Any registration of shares of Common Stock pursuant to the Amended, Restated and Consolidated Registration Rights Agreement is subject to certain requirements and customary conditions. BGC Group will pay the costs of such registrations, but the holders will pay for any underwriting discounts or commissions or transfer taxes associated with all such registrations. BGC Group has agreed to indemnify the holders reselling shares of Common Stock pursuant to the Amended, Restated and Consolidated Registration Rights Agreement against certain liabilities under the Securities Act of 1933, as amended.

The foregoing description of the Amended, Restated and Consolidated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended, Restated and Consolidated Registration Rights Agreement, which is Exhibit 62 hereto.

Controlled Equity OfferingSM Program

As previously reported, on August 12, 2022, BGC Partners entered into a Controlled Equity OfferingSM sales agreement (the “August 2022 Sales Agreement”) with Cantor Fitzgerald & Co. (“CF&Co”) pursuant to which BGC Partners could offer and sell up to an aggregate of $300.0 million of shares of BGC Partners Class A Common Stock through CF&Co as sales agent under a Registration Statement on Form S-3 that was declared effective by the Securities and Exchange Commission (the “SEC”) on August 3, 2022 (the “CEO Registration Statement”). Under the August 2022 Sales Agreement, BGC Partners agreed to pay to CF&Co a commission of 2% of the gross proceeds from the sale of shares of BGC Partners Class A Common Stock. BGC Partners did not sell any shares of BGC Partners Class A Common Stock or pay any commission to CF&Co under the August 2022 Sales Agreement.

On July 3, 2023, in connection with the Corporate Conversion, BGC Group filed a post-effective amendment to the BGC Partners CEO Registration Statement, pursuant to which it adopted the CEO Registration Statement as its own registration statement. Also on July 3, 2023, BGC Group assumed the August 2022 Sales Agreement, as amended and restated to replace references to BGC Partners with references to BGC Group and to make other ministerial changes (the “July 2023 Sales Agreement”), and sell up to an aggregate of $300.0 million of Class A Common Stock pursuant to the terms of the July 2023 Sales Agreement.

The foregoing description of the July 2023 Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the July 2023 Sales Agreement, which is Exhibit 63 hereto.

Repurchase from Mr. Merkel

On June 2, 2023, Mr. Stephen M. Merkel sold 150,000 shares of BGC Partners Class A Common Stock to BGC Partners. The sale price per share of $4.21 was the closing price of a share of BGC Partners Class A Common Stock on June 2, 2023. The transaction was approved by the Audit Committee and the Compensation Committee of the board of directors of BGC Partners and was made pursuant to BGC Partners’ share repurchase authorization.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

See Item 1 and Item 4, which are incorporated by reference herein. Item 5 is hereby amended and restated as follows:

The information set forth in this Item 5 is provided as of July 11, 2023, and is based upon an aggregate of 390,391,787 shares of Class A Common Stock outstanding as of July 10, 2023, which, as of the same date, reflects the effect of all monetizations, unit redemptions, exchanges, dispositions, or other transactions reported in the public filings of BGC Partners and/or in Section 16(a) reports of the relevant persons since the filing of Amendment No. 15, including the Corporate Conversion.

CUSIP No. 088929104	Page 9 of 13

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to 93,340,477 shares of Class A Common Stock acquirable upon conversion of 93,340,477 shares of Class B Common Stock held by it. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the Chairman and Chief Executive Officer of CFGM and also the trustee of an entity that is the sole shareholder of CFGM.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 2,972,524 shares of Class A Common Stock acquirable upon conversion of 2,972,524 shares of Class B Common Stock held by it, and (ii) 93,340,477 shares of Class A Common Stock beneficially owned by CFLP, consisting of 93,340,477 shares of Class A Common Stock acquirable upon conversion of 93,340,477 shares of Class B Common Stock held by CFLP.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 8,973,721 shares of Class A Common Stock acquirable upon conversion of 8,973,721 shares of Class B Common Stock held directly, (ii) 8,457,493 shares of Class A Common Stock held in Mr. Lutnick’s personal asset trust, of which he is the sole trustee, (iii) 5,033,338 shares of Class A Common Stock held directly, (iv) 2,008,300 shares of Class A Common Stock held in Mr. Lutnick’s GRAT IV account, of which he is the sole trustee, (v) 616,717 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account (as of June 30, 2023), (vi) 289,124 shares of Class A Common Stock held in a Keogh retirement account, and (viii) 34,453 shares of Class A Common Stock held in certain of Mr. Lutnick’s retirement accounts.

In addition, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 1,344,351 shares of Class A Common Stock held in various trust, retirement and custodial accounts consisting of (i) 783,670 shares of Class A Common Stock held by the Trust, (ii) 539,328 shares of Class A Common Stock held by trust accounts for the benefit of Mr. Lutnick and members of his immediate family, (iii) 20,325 shares of Class A Common Stock held in custodial accounts for the benefit of certain members of Mr. Lutnick’s family under the Uniform Gifts to Minors Act, and (iv) 1,028 shares of Class A Common Stock held in other retirement accounts for the benefit of Mr. Lutnick’s spouse;

(b) 93,340,477 shares of Class A Common Stock acquirable upon conversion of 93,340,477 shares of Class B Common Stock held by CFLP, and 2,972,524 shares of Class A Common Stock acquirable upon conversion of 2,972,524 shares of Class B Common Stock held by CFGM;

(c) 1,610,182 shares of Class A Common Stock acquirable upon conversion of 1,610,182 shares of Class B Common Stock held by the Trust;

(d) 600,938 shares of Class A Common Stock owned of record by KBCR;

(e) 2,335,967 shares of Class A Common Stock acquirable upon conversion of 2,335,967 shares of Class B Common Stock held by KBCR, by virtue of Mr. Lutnick being the managing member of KBCR, which is a non-managing General Partner of CFLP;

(f) 173,035 shares of Class A Common Stock acquirable upon conversion of 173,035 shares of Class B Common Stock held by LFA, by virtue of Mr. Lutnick being the managing member of LFA; and

(j) 50,240 shares of Class A Common Stock owned by LFA.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 600,938 shares of Class A Common Stock owned of record by it, and (ii) 2,335,967 shares of Class A Common Stock acquirable upon conversion of 2,335,967 shares of Class B Common Stock owned of record by it.

Mr. Stuart A. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 15,000 shares of Class A Common Stock owned of record by him, and (ii) Mr. Fraser is the beneficial owner of, and has shared voting and dispositive power with respect to an aggregate of 507,975 shares of Class A Common Stock held by trusts for the benefit of Mr. Fraser’s children.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, 180,359 shares of Class A Common Stock, comprised of (i) 136,891 shares of Class A Common Stock held in his individual account, and (ii) 43,468 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account (as of June 30, 2023). In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 6,258 shares of Class A Common Stock held in trusts for the benefit of Mr. Merkel’s immediate family, of which Mr. Merkel’s spouse is the sole trustee.

CUSIP No. 088929104	Page 10 of 13

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 401,726 shares of Class A Common Stock, comprised of (i) 317,840 shares of Class A Common Stock held by her, (ii) 30,246 shares of Class A Common Stock held in her individual retirement accounts, (iii) 51,493 shares of Class A Common Stock held in Ms. Edith Lutnick’s 401(k) account (as of June 30, 2023), and (iv) 2,147 shares of Class A Common Stock held in a trust account where she is the sole beneficiary. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 185,636 shares of Class A Common Stock, comprised of (i) 38,653 shares of Class A Common Stock held by LFA, and (ii) 146,983 shares of Class A Common Stock acquirable upon conversion of 146,983 shares of Class B Common Stock held by LFA.

Mr. Steven Bisgay does not beneficially own any shares of Class A Common Stock.

Ms. Allison Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to 8,619 shares of Class A Common Stock held in her individual retirement accounts. In addition, Ms. Allison Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 783,670 shares of Class A Common Stock held by trusts for the benefit of descendants of Mr. Lutnick and his immediate family, of which Ms. Allison Lutnick is one of two trustees, (ii) 5,548 shares of Class A Common Stock held by LFA, (iii) 1,028 shares of Class A Common Stock held in her individual retirement account, (iv) 1,610,182 shares of Class A Common Stock acquirable upon conversion of 1,610,182 shares of Class B Common Stock held by the Trust, and (v) 26,052 shares of Class A Common Stock acquirable upon conversion of 26,052 shares of Class B Common Stock held by LFA.

(a) Number of shares and percent of Class A Common Stock beneficially owned as of July 11, 2023 by each of the Reporting Persons and the other persons listed below:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	93,340,477
CFGM	96,313,001
Mr. Lutnick	127,840,860
KBCR	2,936,905
Mr. Fraser	522,975
Mr. Merkel	186,617
Ms. Edith Lutnick	587,362
Mr. Bisgay	0
Ms. Allison Lutnick	2,435,099

Percent of Class A Common Stock:

Person	Percentage
CFLP	19.3%
CFGM	19.8%
Mr. Lutnick	25.6%
KBCR	*
Mr. Fraser	*
Mr. Merkel	*
Ms. Edith Lutnick	*
Mr. Bisgay	*
Ms. Allison Lutnick	*

*	less than 1%

CUSIP No. 088929104	Page 11 of 13

(b) Number of shares of Class A Common Stock beneficially owned as of July 11, 2023 as to which the Reporting Persons and each of the other persons listed below has:

(i) sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	25,413,146
KBCR	0
Mr. Fraser	15,000
Mr. Merkel	180,359
Ms. Edith Lutnick	401,726
Mr. Bisgay	0
Ms. Allison Lutnick	8,619

(ii) shared power to vote or direct the vote:

Person	Number of Shares
CFLP	93,340,477
CFGM	96,313,001
Mr. Lutnick	102,427,714
KBCR	2,936,905
Mr. Fraser	507,975
Mr. Merkel	6,258
Ms. Edith Lutnick	185,636
Mr. Bisgay	0
Ms. Allison Lutnick	2,426,480

(iii) sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	25,413,146
KBCR	0
Mr. Fraser	15,000
Mr. Merkel	180,359
Ms. Edith Lutnick	401,726
Mr. Bisgay	0
Ms. Allison Lutnick	8,619

(iv) shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	93,340,477
CFGM	96,313,001
Mr. Lutnick	102,427,714

CUSIP No. 088929104	Page 12 of 13

Person	Number of Shares
KBCR	2,936,905
Mr. Fraser	507,975
Mr. Merkel	6,258
Ms. Edith Lutnick	185,636
Mr. Bisgay	0
Ms. Allison Lutnick	2,426,480

(c) See Item 4, which is incorporated by reference herein.

(d) The beneficiaries of the trusts for the benefit of Mr. Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by such trusts. Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by trusts established for their benefit. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by it. The beneficiaries of the trusts for the benefit of Mr. Merkel’s immediate family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by each of them.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented with the information contained in Items 4 and 5, which are incorporated by reference herein, and by the following:

Assumption of Certain BGC Partners Agreements and Arrangements

In connection with the closing of the Corporate Conversion, the Board and the board of directors of BGC Partners authorized BGC Group to assume all agreements and arrangements between BGC Partners and any executive officer, director or affiliate of BGC Partners. Pursuant to the foregoing authorization, BGC Group assumed, among other agreements that BGC Partners was party to prior to the Corporate Conversion: (i) that certain Amended and Restated Change in Control Agreement dated as of August 3, 2011 between Howard W. Lutnick and BGC Partners, Inc., (ii) that certain Amended and Restated Change in Control Agreement dated as of August 3, 2011 between Stephen M. Merkel and BGC Partners, Inc. and (iii) the standing policy for Mr. Lutnick, each as discussed in Amendment No. 15.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 61	Joint Filing Agreement, dated as of July 11, 2023, by and among the Reporting Persons

Exhibit 62	Amended, Restated and Consolidated Registration Rights Agreement, dated as of July 1, 2023, by and between BGC Group, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.2 to BGC Group’s Form 8-K filed with the SEC on July 3, 2023)

Exhibit 63	Amended and Restated Controlled Equity OfferingSM Sales Agreement, dated July 3, 2023, between BGC Group, Inc. and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.1 to BGC Group’s Post-Effective Amendment No. 1 to the Registration Statement on Form S-3, File No. 333-253987, filed with the SEC on July 3, 2023)

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CUSIP No. 088929104	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment with respect to the undersigned is true, complete and correct.

Date: July 11, 2023

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Schedule 13D/A, dated July 11, 2023]